Mail Stop 3561
      April 26, 2006

David L. Boehnen, Esq.
Executive Vice President
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

      Re:	Supervalu Inc.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed April 19, 2006
		File No. 333-132397

Dear Mr. Boehnen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 20
1. We note your response to comment 9 of our letter dated April
11,
2006; however, we reissue our comment.

The Mergers, Page 38

Background of the Mergers, page 38
2. We note your response to comment 15 of our letter dated April
11,
2006; however, we reissue our comment. Please tell us why you have deleted the references to the appraisals by Cushman & Wakefield and
Integra Realty Resources. We note that the opinions of Goldman Sachs and Blackstone refer to these appraisals. Please also describe in the background section any discussions relating to these appraisals among the boards, the financial advisors, and management.
3. We note your response to comment 16 of our letter dated April
11,
2006. Please describe how the final consideration was agreed upon during the negotiation process and any changes from the original bid by Supervalu/Cerberus. We note that in the second full paragraph on page 40 you state that the board instructed the financial advisors to seek to form consortia of bidders and to contact additional possible strategic buyers for the entire company and separately, its standalone business. Please describe why in September 2005, the board decided to pursue a sale of the business over other alternative transactions, and whether the board evaluated any negative factors relating to the sale of the entire or part of the business.
4. In this regard, please describe the reasons why the board decided on December 10th that the Supervalu/Cerberus bid offered an opportunity to obtain a more favorable current value for the outstanding stock. Please also clarify the "risk-adjusted basis" for the conclusion that the Supervalu/Cerberus bid was more favorable than the alternatives. Further, please state whether the Supervalu/Cerberus bid offered the highest consideration to Albertsons` stockholders.

Legal Proceedings, page 97
5. We note your response to comment 23 of our letter dated April
11,
2006; however, we reissue our comment. Because the legal proceeding is in connection with the transactions that stockholders are being asked to vote upon, it appears that this constitutes a material risk that should be discussed in the risk factors section.

The Transaction Agreements, page 100

Additional Agreements, page 125
6. We note your response to comment 6 of our letter dated April
11,
2006. Please describe the services for which Cerberus and Albertsons are expected to pay up to $360 million. Further, please disclose the
$3 million fee under the standalone drug sale agreement.

Annex F. Opinion of Lazard Freres
7. We note your response to comment 30 of our letter dated April
11,
2006; however, we reissue our comment regarding Exhibit F.  We note
that use of the term "solely" in the second-to-last paragraph on page
F-3.
Exhibit 5.01.  Legality Opinion
8. We refer you to the legality opinion relating to the Supervalu shares filed as Exhibit 5.01. We note that as to Delaware law, the opinion appears to be limited to the General Corporation Law of the
State of Delaware.  	Please have counsel confirm that it
concurs
with our understanding that the reference and limitation to
Delaware
"General Corporation Law" includes the statutory provisions and also
all applicable provisions of the Delaware Constitution and
reported
judicial decisions interpreting these laws.  Alternatively, you may
provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.
9. We note that the last paragraph of the opinion states that it is
"[s]olely for your benefit and is not to be used, circulated...."
Please revise to remove this limitation as the
shareholders/investors
should be able to rely on the opinion as well.   Please also file
the
fully executed legality opinions.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Donna DiSilvio, Staff Accountant, at (202)
551-
3202 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding the financial statements
and
related matters.  Please contact Kurt Murao, Attorney Adviser, at
(202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-
3411
or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Andrew R. Brownstein, Esq.
	Wachtell, Lipton, Rosen & Katz
	Fax: (212) 403-2233
David L. Boehnen
Supervalu Inc.
April 26, 2006
Page 1